

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 7, 2025

Amir Weiss
SVP Finance, Chief Accounting Officer
Teva Pharmaceutical Industries Limited
124 Dvora HaNevi'a Street
Tel Aviv, Israel 6944020

> **Re: Teva Pharmaceutical Industries Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2024**
> **Form 8-K dated January 29, 2025**
> **File No. 001-16174**

Dear Amir Weiss:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 8-K dated January 29, 2025

Exhibit 99.1
2025 Outlook, page 1

1.   Your 2025 outlook omits the comparable GAAP financial measures to non-GAAP operating income, adjusted EBITDA, non-GAAP diluted EPS and free cash flow. Please revise this presentation in future filings to include the corresponding GAAP financial measures with equal or greater prominence. Refer to Item 10(e)(1)(i) of Regulation S-K and Question 102.10(a) of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences